UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2006

Date of Report (Date of earliest event reported)

Pac-West

PAC-WEST TELECOMM, INC.

(Exact name of registrant as specified in its charter)

California	**000-27743**	**68-0383568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1776 W. March Lane, Suite 250	
Stockton, California	**95207**
(Address of principal executive offices)	(Zip Code)

(209) 926-3300

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On September 14, 2006 Pac-West Telecomm, Inc. ("Pac-West") received a Nasdaq Staff Determination Letter from The Nasdaq Stock Market ("Nasdaq") indicating that Pac-West's common stock will be delisted from the Nasdaq Capital Market at the opening of business on September 25, 2006.

As Pac-West has previously disclosed, on March 15, 2006, Nasdaq notified Pac-West that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Market Rule 4310(c)(4). However, because Pac-West met all of the continuing inclusion criteria for the Nasdaq Capital Market with the exception of the minimum bid requirement, Nasdaq provided Pac-West with an additional 180 calendar day period, until September 11, 2006, to regain compliance with the minimum bid price requirement. In order to regain compliance, the bid price of Pac-West's common stock had to close at $1.00 or more per share for a minimum of 10 consecutive business days prior to September 11, 2006. Pac-West was unable to regain compliance and accordingly, Nasdaq has determined to delist its common stock from the Nasdaq Capital Market.

Pac-West has decided not to appeal Nasdaq's determination or pursue a previously approved reverse stock split in order to regain compliance with the minimum bid price requirement. In making such decision, Pac-West considered the benefits of continued inclusion in the Nasdaq Capital Market as well as the likelihood that Pac-West would not be able, absent certain circumstances, to maintain compliance with all of the continuing inclusion criteria even if it regained compliance with the minimum bid price requirement through a reverse share split or otherwise. Accordingly, Pac-West expects that its common stock will be delisted at the opening of business on September 25, 2006 as provided in the Nasdaq Staff Determination Letter.

Pac-West currently expects that transactions involving its common stock occurring on or after September 25, 2006 will take place in the over-the-counter market and will be quoted on The OTC Bulletin Board®, a regulated quotation service that displays real-time quotes, last sale prices and volume information for over-the-counter securities that is maintained by the National Association of Securities Dealers, Inc. and/or the Pink Sheets®, an Internet-based, real-time quotation service maintained by Pink Sheets LLC.

On September 20, 2006, Pac-West issued a press release announcing that it had received the above described notice from Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

99.1 Press Release, dated September 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: September 20, 2006

By:_____

Michael Sarina
Chief Financial Officer

INDEX TO EXHIBITS

99.1 Press Release, dated September 20, 2006